Exhibit 99.1

Mindray Enters into Definitive Merger Agreement for Going Private Transaction

SHENZHEN, China, November 4, 2015 -- Mindray Medical International Limited (“Mindray” or the “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Excelsior Union Limited ("Parent") and Solid Union Limited ("Merger Sub"), pursuant to which Parent will acquire the Company for cash consideration equal to US$28.0 per ordinary share of the Company (a “Share”) or US$28.0 per American Depositary Share, each representing one Share(an “ADS”), in a transaction valuing the Company at approximately US$3.3 billion, on a fully diluted basis. This price represents a premium of 1.9% over the Company’s closing price of US$27.47 per ADS on June 3, 2015, the last trading day prior to June 4, 2015, the date that the Company announced it had received a “going private” proposal.

Immediately after the completion of the transactions contemplated by the Merger Agreement (the “Transactions”), Parent will be beneficially owned by Mr. Li Xiting, the executive chairman of the board of directors of the Company (the “Board”), president and co-chief executive officer of the Company, Mr. Xu Hang, the chairman of the Board, and Mr. Cheng Minghe, the co-chief executive officer and chief strategic officer of the Company (collectively, the “Buyer Group”). The members of the Buyer Group, currently beneficially own, in the aggregate, approximately 27.7% of the outstanding Shares of the Company, representing approximately 63.5% of the total number of votes represented by the Company’s outstanding Shares.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (including Shares represented by ADSs) will be cancelled and cease to exist in exchange for the right to receive US$28.0 per Share, or US$28.0 per ADS, in each case, in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, beneficially owned by the Buyer Group which will be cancelled and cease to exist without payment of any consideration or distribution therefor, and (b) Shares held by the Company’s shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the "Special Committee"), approved the Merger Agreement and the Transactions, including the Merger, and resolved to recommend that the Company's shareholders vote to authorize and approve the Merger Agreement and the Transactions, including the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first quarter of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of the Company’s shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders convened to consider the authorization and approval of the Merger Agreement and the Transactions, including the Merger. Each member of the Buyer Group has agreed to vote all of the Shares (including Shares represented by the ADSs) beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Transactions. If completed, the Transactions will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

Merger Sub has entered into a debt commitment letter pursuant to which Bank of China Limited Macau Branch and Ping AN Bank Co., Ltd. have agreed to provide a term loan facility in an aggregate amount of up to US$2,050 million for the Transactions, subject to certain conditions.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transactions, the Company and the other participants in the Transactions.

Lazard Asia (Hong Kong) Limited (“Lazard”) is serving as the financial advisor to the Special Committee. Shearman & Sterling and Walkers are serving as U.S. legal counsel and Cayman Islands legal counsel to the Special Committee, respectively. Davis Polk & Wardwell is serving as legal advisor to Lazard.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group. Fangda Partners and Conyers Dill & Pearman are serving as PRC legal counsel and Cayman Islands legal counsel to the Buyer Group, respectively.

Additional Information about the Transactions

In connection with the proposed Transactions, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed Transactions will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Transactions and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Mindray Medical International Limited

Mindray Building

Keji 12th Road South, Hi-tech Industrial Park, Nanshan
Shenzhen 518057, People's Republic of China
Telephone: +86-755-8188-8398

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transactions when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transactions proceed.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the Transactions may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com